ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com EMAIL

March 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	A. O. Smith Corporation
Commission File Number: 001-00475
Preliminary Proxy Statement for 2013 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of A. O. Smith Corporation, a Delaware corporation (the “Company”), we are providing this letter in response to the comments that Mr. Jonathan Groff provided orally on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2013 regarding the Company’s preliminary proxy statement relating to the Company’s 2013 annual meeting of stockholders (the “2013 Annual Meeting”), which the Company filed with the SEC on February 15, 2013. On March 15, 2013, the Company filed its definitive proxy statement relating to the 2013 Annual Meeting (the “Definitive Proxy Statement”) with the SEC.

The following summarizes the oral comments of the Staff and the Company’s responses thereto:

1.    The Staff noted the Company’s plans to effect a two-for-one stock split if the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock. The Staff requested that the Company add disclosure regarding whether effecting such stock split would require additional stockholder approval. In response to the Staff’s comment, the Company has added disclosure on page 48 of the Definitive Proxy Statement that if stockholders approve the amendment to the Company’s Amended and Restated Certificate of Incorporation, then the Company would not need further stockholder approval to effect the two-for-one stock split.

2.    The Staff requested the Company to unbundle its proposal to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock and decrease the number of authorized shares of Class A Common Stock. In response to the Staff’s comment, the Company has unbundled this proposal. The Definitive Proxy Statement reflects throughout two separate proposals – one to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock and one to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to decrease the number of authorized shares of Class A Common Stock. Effectiveness of each of these proposals is conditioned on stockholder approval of the other proposal.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 15, 2013

Please do hesitate to contact the undersigned at (414) 297-5642 or jkwilson@foley.com or, in my absence, Patrick G. Quick at (414) 297-5678 or pgquick@foley.com if you have any questions regarding the above or the Definitive Proxy Statement.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	James F. Stern
Karen K. Duke
A. O. Smith Corporation
Patrick G. Quick
Foley & Lardner LLP